Larry Spirgel
Assistant Director
Securities and Exchange Commission

August 19, 2011

United States Securities and Exchange Commission
Attn: Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	REDtone Asia, Inc. (f/k/a Hotgate Technology, Inc.) (the “Company”)
Form 8-K/A filed on September 30, 2010, as amended by
Amendment No. 3
Filed on June 30, 2011
Form 10-Q for the quarterly period ended February 28, 2011, as amended by Amendment No. 1
Filed June 30, 2011
File No. 333-129388

Dear Mr. Spirgel:

We are writing in response to your comment letter dated July 8, 2011, regarding the above referenced filing.  Our responses to your comments follow each of the comments below.

Form 8-K/A filed on June 30, 2011
General
1.
We note your response to comment one from our letter dated May 31, 2011.  Please revise your filing to discuss your apparent failure to file information or proxy statement and your belief that liability under the federal securities laws is substantially reduced because you obtained shareholders and board consent.

RESPONSE:
We have made the requested change. Please see Item 2.01 on page 8.

2.
We note your organizational chart on pages three to five.  Please revise to use your current name, REDtone Asia, Inc., and disclose which entities have their incorporation or domicile within and outside of China.

RESPONSE:
Thank you for your comment.  The organizational chart has been made on pages (  ) of the 8-K/A filing.

Organizational Diagram Before Share Exchange

Larry Spirgel
Assistant Director
Securities and Exchange Commission

Organizational Diagram Immediately After Share Exchange

Larry Spirgel
Assistant Director
Securities and Exchange Commission

Larry Spirgel
Assistant Director
Securities and Exchange Commission

Organizational Diagram Immediately After Share Exchange

Redtone Asia Inc. (OTCBB listed) (US Incorporated)
RT Communication Ltd. (BVI Incorporated)
Redtone Telecommunications (China) Ltd. (Hong Kong Incorporated)
Hotgate VMS Technology Ltd. (Hong Kong Incorporated)
Redtone Telecommunications (Shanghai) Ltd. (China Incorporated)
Shanghai Hongsheng Net Telecommunication Co. Ltd. (China Incorporated)
Shanghai Hui Tong Telecommunication Co., Ltd. (China Incorporated)
Shanghai Jiamao E-Commerce Co., Ltd. (China Incorporated)

Item 10. Directors, Executive Officers, and Corporate Governance, Page 23
3.
We note your response to comment six from our letter dated May 31, 2011; however you have not complied.  Please provide the disclosure regarding the specific experiences, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

RESPONSE:
Thank you for your comment.  This disclosure has been made on pages (27-29) of the filing to identify the specific experience, qualifications, attributes or skills that led the conclusion that each director should serve as a director.

Larry Spirgel
Assistant Director
Securities and Exchange Commission

Note 3 – Summary of Significant Accounting Policies, page 30
(j)           Revenue Recognition, Page 35
4.
We note your response to comment seven from our letter dated May 31, 2011.  You have indicated that you would be considered an agent with respect to your transaction with CTT, but it is not clear whether you are recording the revenues on a gross or net basis.  Please clarify.

RESPONSE:
Thank you for your comment.  This clarification has been under Section (j) of Note 3 of the Summary of Significant Accounting Policies in the filing on page 43.

5.
We note your response to comment 12 from our letter dated May 31, 2011. Tell us in more detail why you believe that it is appropriate to recognize revenues and costs on a gross basis in connection with your collaboration agreements.

RESPONSE:
Thank you for your comment. The Management’s Discussion and Analysis or Plan of Operation, specifically the Service Cost section, has been update to clarify this.

Redtone China’s role in Business Collaboration with China TieTong Telecommunications (CTT) would be as “Agent” as Redtone China is the sole distributor for EMS brand owned and controlled by CTT.

On the other hand, Redtone China role in Business Collaboration with China Unicom would be as “Principal” as China Unicom is playing passive role as traffic termination partner (without participation in the management of discounted consumer call business affairs) while Redtone China is fully responsible for the entire management of discounted call services and assumes full business risks under this model.

We would like to base further reliance upon guideline of ASC 605-45-45  for consideration of Gross Revenue Reporting basis for China Unicom Model as follows:

Larry Spirgel
Assistant Director
Securities and Exchange Commission

Redtone China is the primary obligor in the arrangement

As a Reseller, Redtone China is engaging China Unicom for solely traffic termination purpose.  China Unicom is not involved in the operation and management of discounted call services at all.  The reason Redtone China engaging China Unicom as independent traffic termination partner is to ensure sufficient traffic termination capacity for quality assurance of discounted voice services.   Should there be customers’ complaint due to technical issue or service failures, Redtone China is primarily responsible for the relevant solutions and troubleshooting.

Redtone China has latitude in establishing price

China Unicom is providing traffic termination services not involved in the operation and management decision making of discounted call services.  Redtone China is fully responsible for the pricing, marketing policy setting and customer care services for discounted call services.

Redtone China has discretion in supplier selection

The reason Redtone China engaging China Unicom as independent traffic termination partner is to ensure sufficient traffic termination capacity for quality assurance of discounted voice services.  Should the call traffic increases beyond the capacity limits of CTT and China Unicom in the near future, Redtone China is at full liberty to request capacity expansion from the current termination partners or even consider addition new termination partner such as China Telecom if the cost is lower or acceptable.

Redtone China is involved in the product design or service specifications

As Redtone China is fully responsible for the pricing, marketing policy setting and customer care services for discounted call services, Redtone China will always consider value-adding features to voice services to improve customers’ satisfactions such as web-to-phone and sms-to-phone easy dialing features.

Redtone China assumes credit risk

Despite the discounted call services being prepaid in nature, Redtone China bear the minimum traffic commitment risk as China Unicom sets base minimum termination charge of RMB10,000 per month.

Larry Spirgel
Assistant Director
Securities and Exchange Commission

Form 10-Q for the Fiscal Quarter Ended February 28, 2011
Note 10- Amount due from/(to) Related Companies, page 10

6.
We note your response to comment ten from our letter dated May 31, 2011.  You have noted that the receivable will be collected within 3 to 5 years, yet this balance appears as a current asset on the balance sheet.  Please tell us why this is appropriate.  Please also disclose the nature of your relationship with Redtone Technology Sdn. Bhd..

RESPONSE:
Thank you for your comment.  Note 10 on the Company’s Form 8-K/A and Form 10-Q for the fiscal quarter ended February 28, 2011, has been expanded for clarification purposes on page 11.

Please feel free to contact Callie Jones via e-mail at cjones@vincentrees.com or via telephone at (801) 303-5730 with any questions or concerns.  Thank you for your assistance with this registration.

Sincerely,

By:	/s/ Chuan Beng Wei
Chuan Beng Wei
Title
Chief Executive Officer